VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 13, 2022

Re: McGinley Orthopaedic Innovations, Inc.

  Offering Statement on Form 1-A

  File No. 024-11959

To Whom It May Concern:

On behalf of McGinley Orthopaedic Innovations, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 9:00 A.M., Eastern Time, on Tuesday, September 13, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Regulation D Resources